(h)(1)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING MUTUAL FUNDS

and

ING FUNDS SERVICES, LLC

Series
Administrative Fee (as a percentage of average daily net assets)

ING Diversified Emerging Markets Debt Fund	0.10%
ING Diversified International Fund	0.10%
ING Emerging Markets Equity Dividend Fund	0.10%
ING Emerging Markets Equity Fund	0.10%
ING Global Bond Fund	0.10%
ING Global Equity Dividend Fund	0.10%
ING Global Natural Resources Fund	0.10%
ING Global Opportunities Fund	0.10%
ING Global Perspectives Fund	0.10%
ING Global Real Estate Fund	0.10%
ING International Core Fund	0.10%
ING International Real Estate Fund	0.10%
ING International Small Cap Fund	0.10%
ING International Value Equity Fund	0.10%
ING Multi-Manager International Equity Fund	0.10%
ING Russia Fund	0.10%